By Correspondence Folder:

September 1, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:           Paramount Gold and Silver Corp.  (the “Company”)

Form 10-K for the Fiscal Year Ended June 30, 2009  filed September 28, 2009
Form 10-Q for the Fiscal Quarters Ended September 30, 2009 and December 31,2009filed November 16, 2009 and February 12, 2010

File No. 001-33630

Dear Ms. Gallagher:

The following response is filed in connection with the Commission’s comment letter dated February 26, 2010 and May 24, 2010.

Financial Statements

Note 5 – Capital Stock (Item 10 from February 26, 2010 letter and Item 3 from May 24, 2010 letter)

We have reviewed FASB ASC 815-40 (Derivatives and Hedging – Contracts in Entity’s Own Equity) in greater detail and its applicability to the Company’s warrants with exercise prices denominated in Canadian dollars and provide the following comments:

1.
We have prepared all relevant entries for  Fiscal Quarters ended September 30, 2009, December 31, 2009, and March 31, 2010 and Fiscal Year ended June 30, 2010 as per FASB ASC 815-40 to assess its impact to our financial statements (Appendix 1).

2.	In reviewing the adjusting entries and impacts to the Company’s Financial Statements, we believe a reasonable person would conclude the following:

i.
As a result of the opening period adjustment, the Company has incurred a material obligation of $16,250,740.  The corresponding note to the financial statements would explain that under US GAAP and more specifically FASB ASC 815-40 the liability is due to warrant contracts that have exercise prices in currencies other than the Company’s functional currency of  U.S. Dollars.  If the warrant contracts had exercise prices in U.S. Dollars then the transaction would be recorded as permanent equity.  The exposure to the Canadian Dollar Index adds an external variable that could ultimately change the value of the warrant contract expected by the Company.

ii.
For the Company to actually incur the entire obligation the Canadian Dollar would have to depreciate to zero value versus the US Dollar.  In the case of an exercise of a stock purchase warrant, the Company would receive cash that would be worthless in functional currency terms and thus obligated to settle by issuing shares in the Company’s Stock.   For the Company to incur any part of the obligation or in other terms receive less than what is expected, the USD/CAD exchange rate would have to fall below the USD/CAD exchange rate at issue date of the warrant contract.

Paramount Gold Mining Corp346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881 www.paramountgold.com

3.
We believe a reasonable person, in reviewing the Company’s Financial Statements and disclosures for the quarters ending December 31, 2009 and March 31, 2010 and for the year-ended June 30, 2010 would continue to conclude the Company has materially misstated its obligations as the exposure to the Canadian Dollar has favoured the Company and therefore must be an asset.

4.
We believe the decision to record the Company’s warrant contracts with exercise prices in Canadian Dollars either as equity or asset/liability ultimately rests with the determination of the currency index that it is linked to.   We believe that the exposure to the Canadian Dollar index is not sufficiently material to justify liability derivative accounting as per FASB 815-40.   We provide the following:

a.
The historical 5 year average U.S. Dollar to Canadian Dollar exchange rate is $1 USD = $1.11 CAD  (June 2005 to June 2010), with a high rate of $1USD = $1.26 CAD and a low rate of $1USD = $0.97 CAD (Appendix 2).

b.
The weighted average exchange rate at issue date for the Company’s warrants issued in Canadian Dollars is $1 USD = $1.245 CAD (Appendix 3), with a high exchange rate of $1 USD = $1.27 CAD and a low exchange rate of $1 USD = $1.01 CAD.  The weighted average exchange at issue is 12% higher than the historical 5 year average exchange rate.

The historical 5 year average USD/CAD exchange rate is below the USD/CAD weighted average exchange rate at issue date of warrants. The Company believes there is no material exposure to the Canadian Dollar Index that would justify the recording of a liability.   The U.S. Dollar will have to appreciate 19% versus the Canadian Dollar from its June 2010 close to equal the weighted average exchange rate at issue date for warrant contracts with exercise prices in Canadian Dollars.

5.
Furthermore, excluding the exposure to the Canadian Dollar currency, which the Company believes is not material or a material risk based on the analysis in note 4,  the warrant contracts meet all the conditions in 815-40-25-10 to classify the contract as equity which are as follows:

i.	Settlement is in unregistered shares only;
ii.	The Company has sufficient authorized and unissued shares available to settle the warrant contract during the maximum period the contract could remain outstanding;
iii.	The number of shares and therefore share limit is fixed and unchangeable;
iv.	No cash payment is required to the warrant holders if the Company fails to make timely filings with the SEC;
v.	There are no cash settled top-off or make whole provisions;
vi.	No warrant holder ranks higher than those of a shareholder of the stock underlying the warrant contract;
vii.	No collateral is required in the contract at any point for any reason.

In summary the Company concludes the following:

i.
It is unlikely that the average 5 year or 3 year rolling USD/CAD exchange rate will trade above $1USD = $1.24CAD or above the weighted average USD/CAD exchange rate at original issue date of the warrant contracts.

ii.	To record a liability for warrants contracts with strike prices in Canadian Dollars will materially misstate the Company’s obligations.
iii.
The exposure to the Canadian Dollar Index favours the Company and therefore the FV of warrant contracts should be recorded as an asset, however the Company believes for conservative purposes the existing classification as equity should remain.

Should you have further questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

Carlo Buffone
Chief Financial Officer
Paramount Gold and Silver Corp.

Encls:
Appendix 1
Appendix 2
Appendix 2a
Appendix 3

Paramount Gold Mining Corp346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881 www.paramountgold.com

APPENDIX 1
Paramount Gold and Silver Corp.
Entries as per FASB ASC 815-40

July 1, 2009 -  CDN Warrants Outstanding

Total 18,584,832 warrants outstanding at July 1, 2009, 1,000,000 are with an exercise price denominated in USD and as such are not required to be accounted for as liabilities

		Exercise	Exchange	Exercise		Recorded	Fair value
Grant Date	Warrants	Price (CDN)	Rate	Price (USD)	Expiry	Value in Equity	at July 1, 2009

March 18, 2009	12,000,000	1.05	0.86	0.90	3/18/2013	3,363,000	11,736,000	Expires March 18, 2013
March 18, 2009	840,000	1.05	0.86	0.90	3/18/2013	-	821,520	Expires March 18, 2013
December 31, 2008	4,209,117	1.00	0.86	0.86	12/30/2010	218,237	3,651,409	Expires December 30, 2010
July 23, 2008	500,000	2.10	0.86	1.81	8/7/2009	28,445	30,250	Expires August 7, 2009
July 23, 2008	35,715	2.50	0.86	2.15	8/7/2010	3,183	11,561	Expires August 7, 2010

Total	17,584,832					3,612,865	16,250,740

Adjusting entry

Dr Contributed surplus - warrants	3,612,865
Dr Deficit - transition adjustment	12,637,875
Cr Warrants liability	(16,250,740)

September 30, 2009 -  CDN Warrants Outstanding

Total 17,084,832 warrants outstanding at Sep. 30, 2009

		Exercise	Exchange	Exercise		Opening	Fair value at
Grant Date	Warrants	Price (CDN)	Rate	Price (USD)	Expiry	Liability Value	Sep. 30, 2009

March 18, 2009	12,000,000	1.05	0.93	0.98	3/18/2013	11,736,000	9,850,800	Expires March 18, 2013
March 18, 2009	840,000	1.05	0.93	0.98	3/18/2013	821,520	689,556	Expires March 18, 2013
December 31, 2008	4,209,117	1.00	0.93	0.93	12/30/2010	3,651,409	2,619,754	Expires December 30, 2010
July 23, 2008		2.10	0.93	1.96	8/7/2009	30,250	-	Expires August 7, 2009
July 23, 2008	35,715	2.50	0.93	2.33	8/7/2010	11,561	2,343	Expires August 7, 2010

Total	17,084,832					16,250,740	13,162,453

Adjusting entry

Dr Warrants Liabilitiy	3,088,287

Cr Fair Value Gain on Warrants	(3,088,287)

APPENDIX 1
Paramount Gold and Silver Corp.
Entries as per FASB ASC 815-40

December 31, 2009 -  CDN Warrants Outstanding

Total 16,512,077 warrants outstanding at Dec. 31, 2009

		Exercise	Exchange	Exercise		Opening	Fair Value at
Grant Date	Warrants	Price (CDN)	Rate	Price (USD)	Expiry	Liability Value	Dec. 31, 2009

March 18, 2009	12,000,000	1.05	0.96	1.00	3/18/2013	9,850,800	10,602,000	Expires March 18, 2013
March 18, 2009	840,000	1.05	0.96	1.00	3/18/2013	689,556	742,140	Expires March 18, 2013
December 31, 2008	3,636,362	1.00	0.96	0.96	12/30/2010	2,619,754	1,988,363	Expires December 30, 2010
July 23, 2008		2.10	0.96	2.01	9/8/2009	-	-	Expires August 7, 2009
July 23, 2008	35,715	2.50	0.96	2.39	9/8/2010	2,343	625	Expires August 7, 2010

Total	16,512,077					13,162,453	13,333,128

Adjusting entry

Dr Fair Value Loss on Warrants	170,674
Cr Warrants Liability	(170,674)

March 31, 2010 -  CDN Warrants Outstanding

Total 12,875,715 warrants outstanding at March 31, 2010

		Exercise	Exchange	Exercise		Opening	Fair Value at
Grant Date	Warrants	Price (CDN)	Rate	Price (USD)	Expiry	Liability Value	Dec. 31, 2009

March 18, 2009	12,000,000	1.05	0.98	1.03	3/18/2013	10,602,000	8,551,200	Expires March 18, 2013
March 18, 2009	840,000	1.05	0.98	1.03	3/18/2013	742,140	598,584	Expires March 18, 2013
December 31, 2008	-	1.00	0.98	0.98	12/30/2010	1,988,363	-	Expires December 30, 2010
July 23, 2008		2.10	0.98	2.07	9/8/2009	-	-	Expires August 7, 2009
July 23, 2008	35,715	2.50	0.98	2.46	9/8/2010	625	643	Expires August 7, 2010

Total	12,875,715					13,333,128	9,150,427

Adjusting entry

Dr Warrants Liabilitiy	2,194,338
Cr Fair Value Gain on Warrants	(2,194,338)

Dr Warrants Liability	1,988,363
Cr Deficit - Transition Adjustment	(1,988,363)

June 30, 2010 -  CDN Warrants Outstanding

Total 9,875,715 warrants outstanding at June 30, 2010

		Exercise	Exchange	Exercise		Opening	Fair Value at
Grant Date	Warrants	Price (CDN)	Rate	Price (USD)	Expiry	Liability Value	Dec. 31, 2009

March 18, 2009	9,000,000	1.05	0.94	0.99	3/18/2013	8,551,200	5,469,300	Expires March 18, 2013
March 18, 2009	840,000	1.05	0.94	0.99	3/18/2013	598,584	510,468	Expires March 18, 2013
December 31, 2008	-	1.00	0.94	0.94	12/30/2010	-	-	Expires December 30, 2010
July 23, 2008		2.10	0.94	1.98	9/8/2009	-	-	Expires August 7, 2009
July 23, 2008	35,715	2.50	0.94	2.36	9/8/2010	643	-	Expires August 7, 2010

Total	9,875,715					9,150,427	5,979,768

Adjusting entry

Dr Warrants Liabilitiy	(5,979,768)
Cr Fair Value Gain on Warrants	5,979,768

Dr Warrants Liability	-
Cr Deficit - Transition Adjustment	-

APPENDIX 2
Paramount Gold and Silver Corp.
5 year Average USD/CAD Exchange Rate

Daily Exchange Rate Series: Low/High/Average	( Bank of Canada 5 year average exchange rate
Date Range: 2005/06 - 2010/06
USD=U.S. dollar (close)
Summary	Date	USD
Low	2007/11	0.97	1.03
High	2009/03	1.26	0.79
Avg.		1.11	0.90
Daily Exchange Rates
Date	USD
2005/06	1.24
2005/07	1.22
2005/08	1.20
2005/09	1.18
2005/10	1.18
2005/11	1.18
2005/12	1.16
2006/01	1.16
2006/02	1.15
2006/03	1.16
2006/04	1.14
2006/05	1.11
2006/06	1.11
2006/07	1.13
2006/08	1.12
2006/09	1.12
2006/10	1.13
2006/11	1.14
2006/12	1.15
2007/01	1.18
2007/02	1.17
2007/03	1.17
2007/04	1.13
2007/05	1.10
2007/06	1.07
2007/07	1.05
2007/08	1.06
2007/09	1.02
2007/10	0.97
2007/11	0.97
2007/12	1.00
2008/01	1.01
2008/02	1.00
2008/03	1.00
2008/04	1.01
2008/05	1.00
2008/06	1.02
2008/07	1.01
2008/08	1.05
2008/09	1.06
2008/10	1.18
2008/11	1.22
2008/12	1.23
2009/01	1.22
2009/02	1.24
2009/03	1.26
2009/04	1.22
2009/05	1.15
2009/06	1.13
2009/07	1.12
2009/08	1.09
2009/09	1.08
2009/10	1.06
2009/11	1.06
2009/12	1.06
2010/01	1.04
2010/02	1.06
2010/03	1.02
2010/04	1.01
2010/05	1.04
2010/06	1.04

APPENDIX 2
3 year Average USD/CAD Exchange Rate
(June 2007 to June 2010)

Daily Exchange Rate Series: Low/High/Average (source: Bank of Canada)
Date Range: 2007/06 - 2010/06
USD=U.S. dollar (noon)
Summary	Date	USD
Low	2007/11	0.97
High	2009/03	1.26
Avg.		1.08
Daily Exchange Rates
Date	USD
2007/06	1.07
2007/07	1.05
2007/08	1.06
2007/09	1.03
2007/10	0.98
2007/11	0.97
2007/12	1.00
2008/01	1.01
2008/02	1.00
2008/03	1.00
2008/04	1.01
2008/05	1.00
2008/06	1.02
2008/07	1.01
2008/08	1.05
2008/09	1.06
2008/10	1.18
2008/11	1.22
2008/12	1.23
2009/01	1.23
2009/02	1.25
2009/03	1.26
2009/04	1.22
2009/05	1.15
2009/06	1.13
2009/07	1.12
2009/08	1.09
2009/09	1.08
2009/10	1.05
2009/11	1.06
2009/12	1.05
2010/01	1.04
2010/02	1.06
2010/03	1.02
2010/04	1.01
2010/05	1.04
2010/06	1.04

APPENDIX 3
Paramount Gold and Silver Corp.
Expected, Actual and Fair Value Calculations

July 01, 2009 - Adoption Date of ASC815-40

Grant Date	Warrants	Strike in CAD	Exchange at Issue	Exchange at Date	EV at Issue	AV at Date	FV Date

March 18, 2009	12,000,000	1.05	0.79	0.86	9,906,120	10,836,000	11,736,000
March 18, 2009	840,000	1.05	0.79	0.86	693,428	758,520	821,520
December 31, 2008	4,209,117	1.00	0.82	0.86	3,437,165	3,619,841	3,651,409
July 23, 2008	500,000	2.10	0.99	0.86	1,040,865		30,250
July 23, 2008	35,715	2.50	0.99	0.86	88,511		11,561
				1.16	15,166,089	15,214,361	16,250,740
				Difference between AV and EV	48,272	0.318%

September 30, 2009

Grant Date	Warrants	Strike in CAD	Exchange at Issue	Exchange at Date	EV at Issue	AV at Date	FV Date

March 18, 2009	12,000,000	1.05	0.79	0.93	9,906,120	11,752,020	9,850,800
March 18, 2009	840,000	1.05	0.79	0.93	693,428	822,641	689,556
December 31, 2008	4,209,117	1.00	0.82	0.93	3,437,165	3,925,843	2,619,754
July 23, 2008	-	2.10	0.99	0.93			-
July 23, 2008	35,715	2.50	0.99	0.93	88,511		2,343
				1.07	14,125,224	16,500,505	13,162,453
				Difference between AV and EV	2,375,281	16.816%
December 31, 2009

Grant Date	Warrants	Strike in CAD	Exchange at Issue	Exchange at Date	EV at Issue	AV at Date	FV Date

March 18, 2009	12,000,000	1.05	0.79	0.96	9,906,120	12,039,300	10,602,000
March 18, 2009	840,000	1.05	0.79	0.96	693,428	842,751	742,140
December 31, 2008	3,636,362	1.00	0.82	0.96	2,969,453	3,474,544	1,988,363
July 23, 2008	-	2.10	0.99	0.96			-
July 23, 2008	35,715	2.50	0.99	0.96	88,511		625
				1.05	13,657,512	16,356,595	13,333,128
				Difference between AV and EV	2,699,083	19.763%

March 31, 2010

Grant Date	Warrants	Strike in CAD	Exchange at Issue	Exchange at Date	EV at Issue	AV at Date	FV Date

March 18, 2009	12,000,000	1.05	0.79	0.98	9,906,120	12,405,960	8,551,200
March 18, 2009	840,000	1.05	0.79	0.98	693,428	868,417	598,584
December 31, 2008	-	1.00	0.82	0.98		-	-
July 23, 2008	-	2.10	0.99	0.98			-
July 23, 2008	35,715	2.50	0.99	0.98	88,511		643
				1.02	10,688,059	13,274,377	9,150,427
				Difference between AV and EV	2,586,318	24.198%

June 30, 2010

Grant Date	Warrants	Strike in CAD	Exchange at Issue	Exchange at Date	EV at Issue	AV at Date	FV Date

March 18, 2009	9,000,000	1.05	0.79	0.94	7,429,590	8,910,405	5,469,300
March 18, 2009	840,000	1.05	0.79	0.94	693,428	831,638	510,468
December 31, 2008	-	1.00	0.82	0.94		-	-
July 23, 2008	-	2.10	0.99	0.94			-
July 23, 2008	35,715	2.50	0.99	0.94	88,511		-
				1.06	8,211,529	9,742,043	5,979,768
				Difference between AV and EV	1,530,514	18.639%

Weighted Average Exchange at Issue Date
A	B	C
Number of Warrants	% of Outstanding	Exchange at Issue	Prorated Exchange at Issue
12,600,000	67%	1.27	0.85
882,000	5%	1.27	0.06
4,209,117	22%	1.22	0.27
1,050,000	6%	1.01	0.06
89,286	0%	1.01	0.00
18,830,403	100%		1.245	Weighted Average USD/CAD Exchange at Issue